CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in these Registration Statements on Form F-10 and F-10/A, as amended (No. 333-141985), Form F-10 and Form F-10/A, as amended (No. 333-157468) and Form F-10 and Form F-10/A, as amended (No. 333-157767) of our report dated March 23, 2009 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Great Basin Gold Ltd. which appears in this Form 6-K dated March 24, 2009.

PRICEWATERHOUSECOOPERS LLP

Chartered Accountants
Vancouver, British Columbia
March 24, 2009